Teva Announces FDA Approval of AUSTEDO® (deutetrabenazine) Tablets for the
Treatment of Tardive Dyskinesia in Adults

AUSTEDO® is the first and only FDA-approved product to treat both tardive dyskinesia in adults and chorea associated with Huntington’s disease

Jerusalem, August 30, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that the U.S. Food and Drug Administration (FDA) has approved AUSTEDO® (deutetrabenazine) tablets for the treatment of tardive dyskinesia in adults. AUSTEDO® was previously approved for the treatment of chorea associated with Huntington’s disease in April 2017.

Tardive dyskinesia is a debilitating and often irreversible movement disorder characterized by repetitive and uncontrollable movements of the tongue, lips, face, trunk and extremities. The condition affects about 500,000 people in the United States and can be caused by certain medications used to treat mental health conditions or gastrointestinal conditions.

“We are pleased to bring forward this second indication for AUSTEDO® to treat the underserved tardive dyskinesia population,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “We believe physicians treating tardive dyskinesia will appreciate the therapy’s dosing flexibility and the ability to focus on directly treating the movement disorder and not disrupt the ongoing treatment for the underlying condition.”

The approval was based on results from two Phase III randomized, double-blind, placebo-controlled, parallel group studies assessing the efficacy and safety of AUSTEDO® in reducing the severity of abnormal involuntary movements associated with tardive dyskinesia (AIM-TD and ARM-TD).

“Our medical and commercial teams are looking forward to bringing this new treatment to patients and physicians working to manage tardive dyskinesia,” said Rob Koremans, M.D., President and CEO of Global Specialty Medicines at Teva. “The launch of AUSTEDO® demonstrates our continued commitment to the treatment of movement disorders.”

Teva offers Shared Solutions®, a free service to provide support to patients starting or taking AUSTEDO®. The toll-free number for Shared Solutions® is 1-800-887-8100.

About AUSTEDO®

AUSTEDO® is indicated for the treatment of tardive dyskinesia in adults. AUSTEDO® is also indicated for the treatment of chorea associated with Huntington’s disease.

Important Safety Information

AUSTEDO® can increase the risk of depression and suicidal thoughts and behavior (suicidality) in patients with Huntington’s disease. Anyone considering the use of AUSTEDO® must balance the risks of depression and suicidality with the clinical need for treatment of chorea. AUSTEDO® is contraindicated in patients with Huntington’s disease who are suicidal, or have untreated or inadequately treated depression.

AUSTEDO® is also contraindicated in: patients with hepatic impairment; patients taking reserpine or within 20 days of discontinuing reserpine; patients taking monoamine oxidase inhibitors (MAOIs), or within 14 days of discontinuing MAOI therapy; and patients taking tetrabenazine (Xenazine) or valbenazine (Ingrezza).

AUSTEDO® may cause a worsening in mood, cognition, rigidity, and functional capacity in patients with Huntington’s disease. Tetrabenazine (a closely related VMAT2 inhibitor) causes an increase in the corrected QT (QTc) interval. A clinically relevant QT prolongation may occur in some patients treated with AUSTEDO® who are CYP2D6 poor metabolizers or are co-administered a strong CYP2D6 inhibitor or other drugs that are known to prolong QTc. Neuroleptic Malignant Syndrome has been observed in patients receiving tetrabenazine. AUSTEDO® may increase the risk of akathisia, agitation, and restlessness. AUSTEDO® may cause parkinsonism in patients with Huntington’s disease. Sedation is a common dose-limiting adverse reaction of AUSTEDO®.

The most common adverse reactions (4% of AUSTEDO®-treated patients and greater than placebo) in controlled clinical studies of patients with tardive dyskinesia were nasopharyngitis and insomnia. The most common adverse reactions (>8% of AUSTEDO®-treated patients and greater than placebo) in a controlled clinical study of patients with chorea associated with Huntington’s disease were somnolence, diarrhea, dry mouth, and fatigue.

Please click here for full Prescribing Information, including Boxed Warning: austedo.com/hcp/pi.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding AUSTEDO® (deutetrabenazine) tablets, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the uncertainty of commercial success of AUSTEDO® (deutetrabenazine) tablets;
our specialty medicines business, including: competition for our specialty products, especially COPAXONE®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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